Exhibit 14

SUNRISE REAL ESTATE GROUP, INC.

CODE OF CONDUCT AND ETHICS

Sunrise Real Estate Group, Inc. (the “Company”) has adopted this Code of Conduct and Ethics (“Code”) for all of its directors, officers, and employees. This Code does not cover every issue that may arise, but it sets out basic principles to guide all employees of the Company. This Code also does not replace the Company’s policies on specific subjects (for example, insider trading, harassment). This Code is intended to document the Company’s policy of promoting honest and ethical conduct and deterring wrongdoing by each of its directors, officers, and employees.

Any person who has information concerning any violation of this Code must promptly bring such information to the attention of the Company’s Chief Executive Officer or Chair of the Audit Committee of the Board of Directors of the Company. The Nominating and Corporate Governance Committee of the Board of Directors will consider any request for a waiver of this Code and any amendments to this Code and all such waivers or amendments shall be disclosed promptly as required by applicable law, rule or regulation.

Each employee, officer and director of the Company shall:

•	Act honestly and ethically in the performance of his or her duties at the Company.

•	Deal fairly with the Company’s customers, suppliers, shareholders and employees.

•	Avoid actual and apparent conflicts of interest between personal and professional relationships, including business, financial and investment activities. A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

•	Regardless of the involvement of any payment or other consideration, directors and employees must not engage in any business activities outside the company that conflict with the business interests of this company, unless they receive written approval from the Board of Directors of the Company and/or its designated officer.

•	Cooperate fully with the people responsible for preparing reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission or that the Company makes available to the public to insure that those people are aware in a timely manner of all information that might have to be disclosed in those reports or documents or that might affect the way in which information is disclosed.

•	Comply with all laws, rules and regulations of federal, state and local governments and other private and public regulatory agencies that affect the conduct of the Company’s business and the Company’s financial reporting.

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing the employee’s independent judgment to be subordinated.

•	Respect the confidentiality of information acquired in the course of work, except when authorized or otherwise legally obligated to disclose such information. Do not use such confidential information for personal advantage.

•	Proactively promote ethical behavior among peers and colleagues at the Company and in the community.

•	Responsibly use and exert control over all assets and resources of the Company entrusted to the employee.

•	Promptly bring to the attention of the Chief Executive Officer or Chair of the Audit Committee of the Board of Directors any information of which the employee has knowledge concerning (a) significant deficiencies and material weaknesses in the design or operation of disclosure controls and internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting disclosures or internal controls over financial reporting.

•	Adhere to the standards of professional business attire specified by the Company.

•	Adhere to and promote this Code.

The Board of Directors, Executive Officers and Financial and Accounting Officers and Managers hold an important role in corporate governance. The Board of Directors, Executive Officers and Financial and Accounting Officers and Managers will exhibit and promote the highest standards of honest and ethical conduct through the establishment and operation of policies and procedures that:

1.	Encourage professional integrity in all aspects of the financial organization, by eliminating inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal, or alienation from the financial organization or the enterprise itself.

2.	Provide a mechanism for members of the finance organization to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior.

3.	Ensure certain business transactions are properly authorized and completely and accurately recorded on the Company’s books and records in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and established company financial policy.

4.	Deliver periodic financial communications and reports in a manner that facilitates a high degree of clarity of content and meaning so that readers and users can determine their significance and consequence.

The Company expects all of its employees, officers and directors to comply at all times with the principles in this Code. A violation of this Code is grounds for disciplinary action up to and including discharge or termination of service and possible legal prosecution.